

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2026

Matthew M. Partridge
Chief Executive Officer
Seaport Entertainment Group Inc.
199 Water Street, 28th Floor
New York, NY 10038

      **Re:  Seaport Entertainment Group Inc.**
             **Registration Statement on Form S-3**
             **Filed March 10, 2026**
             **File No. 333-294163**

Dear Matthew M. Partridge:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Nicholas Nalbantian at 202-551-7470 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Trade & Services

cc:     Zach Swartz